ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

March 25, 2009

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Financ[redacted]
450 Fifth Street
WASHINGTON DC 20549
USA

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

COLIN JOHN HARPER
Company Secretary

Lodgement with Australian Stock Exchange:
25 March 2009 (ASX: Announcement and Media Release – Trading Halt; Shell and FAR reach agreement on Senegal)

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1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

ABN 41 009 117 293
FIRST AUSTRALIAN RESOURCES LIMITED
Incorporated in Western Australia

25 March 2009

Nicholas Ong
Senior Issuers Adviser
Australian Stock Exchange Limited
Exchange Plaza
2 The Esplanade
PERTH WA 6000

Dear Nicholas,

TRADING HALT

First Australian Resources Limited (ASX Code: FAR) requests an immediate trading halt be put on its listed shares (FAR) and listed convertible notes (FARGA) pending an announcement to the market regarding a proposed capital raising predominantly to fund working capital.

First Australian Resources Limited is not aware of any reason the trading halt should not be granted. The trading halt is expected to last 2 days. If an announcement is not made at the end of the trading halt period, the company will request the suspension of its securities.

Yours Sincerely

Colin Harper
Company Secretary
First Australian Resources Limited

Unit B1, 431 Roberts Road, Subiaco, Western Australia 6008
PO Box 265, Subiaco, Western Australia 6904
Telephone: (61-8) 6363 8779 Facsimile: (61-8) 6363 8783
Email: info@far.com.au Web: www.far.com.au

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

25 March 2008

ASX ANNOUNCEMENT AND MEDIA RELEASE

SHELL AND FAR REACH AGREEMENT ON SENEGAL

First Australian Resources (FAR) has executed an Agreement with Shell Exploration Company B.V. (Shell) to conduct an exploration programme in respect of Sangomar Offshore, Rufisque Offshore and Sangomar deep Offshore Blocks in Senegal, West Africa.

Under the Agreement, Shell will fund a CSEM Data Acquisition and Geophysical Evaluation Programme over part of the Licence Area where a number of drilling prospects have already been identified by FAR and its partner Petrosen.


legend
Old Boundary
New Boundary
CSEM Area
N
RUFISQUE SHALLOW
1000
Q1 2007
SANGOMAR DEEP
SANGOMAR SHALLOW
Zone of interest for slope fan attribute analysis
0 12.5 25 50 Kilometers
Water Depth: m

The CSEM acquisition phase is expected to commence in quarter two 2009, and will be followed by processing, interpretation and integration of results. The objective of the programme is designed to enable Shell to determine whether or not to exercise an option ("the Option") to acquire a 70 percent interest in the block and enter the second renewal period that includes a well commitment.

Unit B1, 431 Roberts Road, Subiaco, Western Australia 6008
PO Box 265, Subiaco, Western Australia 6904
Telephone: (61-8) 6363 8779 Facsimile: (61-8) 6363 8783
Email: info@far.com.au Web: www.far.com.au

The Agreement is conditional upon:

- obtaining various approvals and consents from the Government of Senegal;
- obtaining various approvals and consents from Petrosen and a waiver of Petrosen's pre-emptive rights;
- Shell entering into a contract to purchase CSEM Data and confirmation that a survey boat will be available to commence CSEM Data acquisition by 15 May 2009.

Upon satisfaction of the above conditions Shell will have until 90 days after the survey boat leaves the survey area to decide whether to exercise the Option. If Shell exercises the Option, Shell will have until 365 days prior to the end of the second renewal period to commit to drilling the exploration well.

If Shell does commit to drilling the exploration well, Shell must fund all costs of drilling the Well up to a limit of US$65 million (combined with other costs borne by Shell prior to drilling the Well). If the Well costs exceed such $65million limit, FAR will have the option of contributing its Percentages of Participation share of any overrun costs of the Well or diluting in accordance with an agreed dilution formula.

FAR will benefit from an exploration well carry up to costs of US$65 million and retain 20 percent in the event that Shell elects to enter the second renewal period and subsequently elects to then drill an exploration well. If Shell exercises the Option but subsequently elects not to proceed to drill a well, FAR will retain its 90 percent interest, a licence to use the CSEM data and will be free to negotiate with other potential farminees.

Under the Agreement FAR will, recoup approximately $US3.4 million in past expenditures regardless of whether Shell elects to exercise the Option and a further US$6 million in the event the drilling of a well leads to a commercial development.

FAR has agreed to relinquish operatorship in favour of Shell in the event Shell decides to exercise the Option.

NATURE OF CSEM (Controlled Source Electro Magnetic)

The concept of using resistivity measurements for large scale offshore exploration was first mooted by academics more than 35 years ago. Commercial applications emerged in the late 1990s, and since the turn of the century several hundred sea bed electromagnetic surveys have been conducted worldwide. Sea bed logging can make a significant contribution to how the industry finds hydrocarbons by enabling additional analytical data to be considered, including the ranking of already existing prospects, before further resources are committed to exploration – which can be valuable given the high cost of drilling deepwater wells.

The primary application of CSEM is the identification and characterization of units that are more resistive than the surrounding rocks. Typically, a potential reservoir is identified with seismic data, and CSEM can then be used to analyse its resistivity. The technique seeks to detect the potential resistivity contrast between oil or gas-saturated rocks, and those with significant water content. The transformation from resistivity to geology, and finally pore fluid content, is an interpretive process that requires careful interpretation and integration of the CSEM data with seismic data, and, where available, local well control.

Shell has extensive experience worldwide of this technique, and is one of the largest users of CSEM, having undertaken more than 120 surveys.

Unit B1, 431 Roberts Road, Subiaco, Western Australia 6008
PO Box 265, Subiaco, Western Australia 6904
Telephone: (61-8) 6363 8779 Facsimile: (61-8) 6363 8783
Email: info@far.com.au Web: www.far.com.au


Electromagnetic source
Electromagnetic sensors
Measured signal
Resistive hydrocarbon reservoir

For more information refer to:

http://www.emgs.com/technology
http://www.westerngeco.com/content/services/electromagnetic/csem.asp

BACKGROUND TO DEEPWATER PROGRAMME OFFSHORE SENEGAL

The Licence in respect of Sangomar Offshore, Rufisque Offshore and Sangomar Deep Offshore, was issued in July 2004. FAR farmed into the Licence area in January 2006 by contributing to a 2,050 square kilometre 3D seismic programme.

In November 2008, FAR was granted a one-year extension to the current exploration term and commenced negotiations with Shell. Concurrently, FAR increased its interest in the Licences (aggregating 7,491 square kilometres) to 90 percent and assumed operatorship.

Senegal Exploration Summary

- Deep water play with significant hydrocarbon potential in the Senegalese portion of the productive Mauritania-Senegal-Guinea Bissau Basin.
- The offshore licenses cover an area of 7,491 sq km over the shelf, slope and basin floor, with potential multiple untested plays in a proven hydrocarbon system.
- A 2086 sq km 3D acquired during 2007 highlighted Multiple Santonian age fan systems with stacked amplitude anomalies, and a very large Albian to Neocomian shelf edge closure adjacent to a Turonian oil source rock kitchen.
- Excellent fiscal terms by world standards.
- FAR (Operator) is partner with Petrosen (National Oil Company).
- The northwest African margin is relatively under-explored.


10 km
3D outline
North channel complex
Neocomian
Lower Cretaceous carbonate shelf margin structural closures
Closure At top Aptian
Santonian upper slope Stacked fans exhibiting High amplitudes
Albian Subcrop closure
Water depth meters

Senegal

With its capital city of Dakar located on the westernmost point of Africa, Senegal is a gateway to the continent. The country is considered one of Africa's most politically and economically stable countries, and hosts some of the best transportation, telecommunications and communications infrastructure in West Africa. It has been a functioning democracy since independence from France in 1960, and enjoys free and fair elections.

Commenting on the announcement, FAR's executive Chairman Michael Evans said:

"Reaching Agreement with Shell is another landmark in this world class exploration programme. Shell is a global oil and gas industry leader and has the technical and financial capacity along with a good track record to back up their potential entry into deepwater exploration, offshore Senegal. FAR looks forward to a mutually rewarding relationship.

For information on FAR's drilling activities visit our website at www.far.com.au

NOTE: In accordance with Chapter 5 of the Listing Rules, the geological information in this report has been reviewed by Dr Igor Effimoff, a geologist with 35 years experience. He is a member of American Association of Petroleum Geology, the Society of Petroleum Engineers, the Society of Exploration Geophysicists and the Geological Society of America. Dr Effimoff has given his consent to the information in the form and context in which it appears.